UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Science 37 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

808644108

(CUSIP Number)

Peter Hebert

Lux Capital Management, LLC

920 Broadway, 11th Floor

New York, NY 10010

(646) 475-4385

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808644108

1.	Names of reporting persons Lux Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

	Number of	7. Sole voting power	0
	shares beneficially	8. Shared voting power	12,249,889*
owned by
	each reporting	9. Sole dispositive power	0
	person with	10. Shared dispositive power	12,249,889*

11.	Aggregate amount beneficially owned by each reporting person		12,249,889*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)		10.6%*
14.	Type of reporting person (see instructions)		OO

*As of the date hereof, Lux Capital Management, LLC (“LCM”) may be deemed to beneficially own an aggregate of 12,249,889 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) reported as follows: (i) 8,743,999 shares of Common Stock held directly by Lux Ventures IV, L.P. (“LVIV”); and (ii) 3,505,890 shares of Common Stock held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). Lux Venture Partners IV, LLC (“LVP”) is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. Lux Co-Invest Partners, LLC (“LCP”) is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. LCM serves as the investment manager for each of LVP and LCP and, as such, may be deemed to share voting and dispositive power over the shares held by each of LVIV and LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LCM may be deemed to beneficially own

12,249,889 shares of Common Stock of the Issuer, representing 10.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

This report shall not be deemed an admission that LCM is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCM disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any.

CUSIP No. 808644108

1.	Names of reporting persons Lux Ventures IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

	Number of	7. Sole voting power	0
	shares beneficially	8. Shared voting power	8,743,999*
owned by
	each reporting	9. Sole dispositive power	0
	person with	10. Shared dispositive power	8,743,999*

11.	Aggregate amount beneficially owned by each reporting person		8,743,999*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)		7.6%*
14.	Type of reporting person (see instructions)		PN

*As of the date hereof, Lux Ventures IV, L.P. (“LVIV”) directly owns 8,743,999 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”), representing 7.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

This report shall not be deemed an admission that LVIV is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any.

CUSIP No. 808644108

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

	Number of	7. Sole voting power	0
	shares beneficially	8. Shared voting power	3,505,890*
owned by
	each reporting	9. Sole dispositive power	0
	person with	10. Shared dispositive power	3,505,890*

11.	Aggregate amount beneficially owned by each reporting person		3,505,890*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)		3.0%*
14.	Type of reporting person (see instructions)		PN

*As of the date hereof, Lux Co-Invest Opportunities, L.P. (“LCIO”) directly owns 3,505,890 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”), representing 3.0% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

This report shall not be deemed an admission that LCIO is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIO disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any.

CUSIP No. 808644108

1.	Names of reporting persons Lux Venture Partners IV, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

	Number of	7. Sole voting power	0
	shares beneficially	8. Shared voting power	8,743,999*
owned by
	each reporting	9. Sole dispositive power	0
	person with	10. Shared dispositive power	8,743,999*

11.	Aggregate amount beneficially owned by each reporting person		8,743,999*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)		7.6%*
14.	Type of reporting person (see instructions)		OO

*As of the date hereof, Lux Venture Partners IV, LLC (“LVP”) may be deemed to beneficially own 8,743,999 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) held directly by Lux Ventures IV, L.P. (“LVIV”). LVP is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVP may be deemed to beneficially own 8,743,999 shares of Common Stock of the Issuer, representing 7.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

This report shall not be deemed an admission that LVP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any.

CUSIP No. 808644108

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

	Number of	7. Sole voting power	0
	shares beneficially	8. Shared voting power	3,505,890*
owned by
	each reporting	9. Sole dispositive power	0
	person with	10. Shared dispositive power	3,505,890*

11.	Aggregate amount beneficially owned by each reporting person		3,505,890*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)		3.0%*
14.	Type of reporting person (see instructions)		OO

*As of the date hereof, Lux Co-Invest Partners, LLC (“LCP”) may be deemed to beneficially own 3,505,890 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). LCP is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LCP may be deemed to beneficially own 3,505,890 shares of Common Stock of the Issuer, representing 3.0% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

This report shall not be deemed an admission that LCP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any.

CUSIP No. 808644108

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

	Number of	7. Sole voting power	0
	shares beneficially	8. Shared voting power	12,249,889*
owned by
	each reporting	9. Sole dispositive power	0
	person with	10. Shared dispositive power	12,249,889*

11.	Aggregate amount beneficially owned by each reporting person		12,249,889*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)		10.6%*
14.	Type of reporting person (see instructions)		IN

*As of the date hereof, Peter Hebert (“Mr. Hebert”) may be deemed to beneficially own an aggregate of 12,249,889 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) reported as follows: (i) 8,743,999 shares of Common Stock held directly by Lux Ventures IV, L.P. (“LVIV”); and (ii) 3,505,890 shares of Common Stock held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). Lux Venture Partners IV, LLC (“LVP”) is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. Lux Co-Invest Partners, LLC (“LCP”) is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. Mr. Hebert is a manager of each of LVP and LCP and, as such, may be deemed to share voting and dispositive power over the shares held by each of LVIV and LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Hebert may be deemed to beneficially own 12,249,889 shares of Common Stock of the Issuer, representing 10.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

This report shall not be deemed an admission that Mr. Hebert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Mr. Hebert disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, if any.

CUSIP No. 808644108

1.	Names of reporting persons Joshua Wolfe
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

	Number of	7. Sole voting power	0
	shares beneficially	8. Shared voting power	12,249,889*
owned by
	each reporting	9. Sole dispositive power	0
	person with	10. Shared dispositive power	12,249,889*

11.	Aggregate amount beneficially owned by each reporting person		12,249,889*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)		10.6%*
14.	Type of reporting person (see instructions)		IN

*As of the date hereof, Joshua Wolfe (“Mr. Wolfe”) may be deemed to beneficially own an aggregate of 12,249,889 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) reported as follows: (i) 8,743,999 shares of Common Stock held directly by Lux Ventures IV, L.P. (“LVIV”); and (ii) 3,505,890 shares of Common Stock held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). Lux Venture Partners IV, LLC (“LVP”) is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. Lux Co-Invest Partners, LLC (“LCP”) is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. Mr. Wolfe is a manager of each of LVP and LCP and, as such, may be deemed to share voting and dispositive power over the shares held by each of LVIV and LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Wolfe may be deemed to beneficially own 12,249,889 shares of Common Stock of the Issuer, representing 10.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Mr. Wolfe disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, if any.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 18, 2021 (the “Schedule 13D”). Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

 Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 Park Offices Drive, Suite 3603, Research Triangle Park, North Carolina 27709.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

As of the date hereof, each of LCM, Mr. Hebert and Mr. Wolfe may be deemed to beneficially own an aggregate of 12,249,086 shares of Common Stock, reported as follows: (i) 8,743,999 shares of Common Stock held directly by LVIV; and (ii) 3,505,890 shares of Common Stock held directly by LCIO. LVP may be deemed to beneficially own 8,743,999 shares of Common Stock held directly by LVIV. LCP may be deemed to beneficially own 3,505,890 shares of Common Stock held directly by LCIO. LVP is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. LCP is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. LCM serves as the investment manager for each of LVP and LCP and, as such, may be deemed to share voting and dispositive power over the shares held by each of LVIV and LCIO. Mr. Hebert and Mr. Wolfe are the sole managers of LVP and LCP and may be deemed to share voting and dispositive power over the shares held by each of LVIV and LCIO.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (i) each of LCM, Mr. Hebert and Mr. Wolfe may be deemed to beneficially own 12,249,889 shares of Common Stock of the Issuer, representing 10.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof, (ii) LVP may be deemed to beneficially own 8,743,999 shares of Common Stock held directly by LVIV, representing 7.6% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof, and (iii) LCP may be deemed to beneficially own 3,505,890 shares of Common Stock held directly by LCIO, representing 3.0% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 115,493,693 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

On April 4, 2022, LVIV effected a pro rata distribution of an aggregate of 2,914,667 shares of Common Stock to LVIV’s partners. No additional consideration was paid by or to any person or entity in connection with such pro rata distribution.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock during the sixty (60) days prior to the date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2022

LUX CAPITAL MANAGEMENT, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for
Peter Hebert, Managing Member

LUX VENTURE PARTNERS IV, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for
Peter Hebert, Managing Member

LUX VENTURES IV, L.P.

By:	LUX VENTURE PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST PARTNERS, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By:	LUX CO-INVEST PARTNERS, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Josh Wolfe

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).